Ta Tanisha Meadows

Staff Accountant

Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

April 23, 2008

Re:	Transcend Services, Inc.
Item 4.01 Form 8-K
Filed April 15, 2008
File No. 000-18217

Dear Ms. Meadows,

We are in receipt of your comment letter dated April 17, 2008 regarding the above referenced Form 8-K and are in agreement with your proposed revisions as follows:

1.	We have revised the 8-K to disclose the fact the Board of Directors, at the recommendation of the Audit Committee, approved the dismissal of the firm’s registered public accounting firm, Habif, Arogeti and Wynne, LLP.

2.	We will obtain and file updated Exhibit 16 letters from our former accountants.

Upon further review, we made certain other changes as well.

We acknowledge that:

•	Transcend Services, Inc. (“Transcend” or “the Company”) is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any other person under federal securities laws of the United States.

We will file the revised 8-K on April 23, 2008.

Regards,

/s/ Lance Cornell

Lance Cornell

Chief Financial Officer